                                                                      EXHIBIT 11

                            MERCURY FINANCE COMPANY
                      COMPUTATION OF NET INCOME PER SHARE
                           PERIODS ENDED SEPTEMBER 30

    Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during the period. Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992, the four-for-three stock split distributed on June 22, 1993 and the three-for-two stock split distributed on October 31, 1995.

                                                                     THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                   ----------------------  ----------------------
                                                                      1998        1997        1998        1997
                                                                   ----------  ----------  ----------  ----------
                                                                        (UNAUDITED)             (UNAUDITED)
                                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME DATA:

  1. Net income/(loss) Mercury Finance Company...................  $    8,195  $  (27,567) $  (15,349) $  (69,104)

  2. Weighted average common shares outstanding (adjusted for
    stock split).................................................     177,901     177,901     177,901     177,882

  3. Treasury stock..............................................      (5,403)     (5,403)     (5,403)     (5,403)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

  4. Weighted average shares reserved for stock options..........           0           0           0           0

NET INCOME PER COMMON SHARE:

  5. Weighted average common share and common stock
      equivalents (line 2+3+4)...................................     172,498     172,498     172,498     172,479

  6. Mercury Finance Company net income/(loss) per
      share (line 1  DIVIDED BY line 5)..........................  $     0.05  $    (0.16) $    (0.09) $    (0.40)

    In February, 1997, following the announcement of the discovery of accounting irregularities which caused the overstatement of the previously released earnings for 1995 and interim earnings for 1996, the market value of the Company's common stock was significantly reduced. Since the announcement, the market value of the common stock has not exceeded the exercise price of the stock options granted or regranted under the revised stock option program. As a result, the calculation of the common share equivalents becomes meaningless for the quarter ended September 30, 1998.

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